UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-40401

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Oatly Group AB

(Translation of registrant’s name into English)

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Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Director

On December 22, 2023, Mattias Klintemar provided notice to Oatly Group AB (the “Company”) of his intention to resign from the Company’s Board of Directors (the “Board”), effective December 31, 2023. Mr. Klintemar’s resignation is due to his expressed need to dedicate more time to expanded responsibilities in his primary employment, and is not the result of any disagreement with the Company.

According to the Company’s articles of association, the Board shall consist of not less than three and not more than thirteen Board members, with not more than five deputy Board members. Following Mr. Klintemar’s resignation, the Board will consist of eleven Board members who have been elected by the general meeting or in accordance with the Company’s articles of association, one employee representative and one deputy employee representative. The Board will therefore continue to meet the requirements of the Company’s articles of association. Mr. Klintemar’s resignation will however give rise to a temporary vacancy on the Board because the annual general meeting on May 25, 2023, resolved that the number of Board members elected by the general meeting or in accordance with the Company’s articles of association shall be twelve. Mr. Klintemar’s replacement will be elected at the Company’s next annual general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: December 26, 2023	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer